SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13(d)-2(a)

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                           Goodman Phillips & Vineberg
                       430 Park Avenue, New York, NY 10022
                                 (212) 308-8866
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 31, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 253675                  SCHEDULE 13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------

1.  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Not Applicable)

        The Second Cup Ltd.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [_]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                      N/A

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or (e)                                                     [_]

6.  Citizenship or Place of Organization

        Canada

    Number of Shares Beneficially Owned by Each  Reporting Person With:

7.  Sole Voting Power..............................629,495
8.  Shared Voting Power..................................0
9.  Sole Dispositive Power.........................629,495
10. Shared Dispositive Power.............................0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  629,495

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13. Percent of Class Represented by Amount in Row (11)                  4.98%*

14. Type of Reporting Person                                            CO

* Based upon information contained in the issuer's Quarterly Report on Form 10-Q for the quarter ended December 13, 2000, filed with the Securities and Exchange Commission on January 29, 2001. The reporting person makes no representations as to the accuracy of the information contained in such report.

                               (Page 2 of 5 Pages)

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


Except as set forth below, the information contained in the Reporting Person's
Schedule 13D filed with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto, remains accurate as of the date hereof.

Item 4. Purpose of the Transaction

     The reporting person has decided to reduce its position in the issuer's securities in and orderly manner and, accordingly, since December 2000, has gradually been selling shares of the issuer's securities into the open market.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number and percentage of the shares of common stock of the issuer (the securities identified on the cover sheet of this Amendment No. 2 to Schedule 13D) that are beneficially owned by the reporting person is set forth in rows 11 and 13 of the second part of the cover page, and such information is incorporated herein by reference.

     (b) The numbers of shares of common stock of the issuer for which the reporting person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in rows 7, 8, 9 and 10, respectively, on the second part of the cover page to this Amendment No. 2 to Schedule 13D, and such information is incorporated herein by reference.

     (c) The following is a complete list of the transactions effected by the reporting person in the securities described in this Amendment No. 2 to Schedule 13D. All of the transactions listed below were effected in the open market.

                          Date            Number of Shares Sold / Price
                 ----------------------   --------------------------------
                    January 19, 2001         10,000 @           $1.00
                    January 22, 2001         10,000 @           $0.875
                    January 22, 2001         5,000 @            $0.8375
                    January 22, 2001         10,000 @           $0.75
                    January 23, 2001         15,000 @           $0.75
                    January 25, 2001         10,000 @           $0.8594
                    January 26, 2001         5,000 @            $0.8437
                    January 27, 2001         10,000 @           $0.875
                    January 30, 2001         15,000 @           $0.6875

                               (Page 3 of 5 Pages

                    January 31, 2001         50,000 @           $0.6875
                    January 31, 2001         10,000 @           $0.75
                    January 31, 2001         10,000 @           $0.75
                    February 1, 2001         5,000 @            $0.8125
                    February 2, 2001         15,000 @           $0.75
                    February 5, 2001         30,000 @           $0.75
                    February 6, 2001         20,000 @           $0.75


          The first transaction effected on January 31, 2001, resulted in a change in the beneficial holding of the reporting person in excess of one percent (1%) of the issued and outstanding common stock of the issuer, based upon information contained in the issuer's Quarterly Report on Form 10-Q for the quarter ended December 13, 2000, filed with the Securities and Exchange Commission on January 29, 2001. The reporting person makes no representations as to the accuracy of the information contained in such report.

          In Amendment No. 1 to Schedule 13D, among the transactions listed in
          Section 5(c) was the sale of 5,000 shares of the issuer's common stock on January 17, 2001 at a price per share of $1.062. This sale was reported in error. The number of shares of the issuer's common stock owned at the close of business on January 18, 2001, was 859,495, and not 854,495.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the issuer's shares of common stock held by the reporting person other than the reporting person.

     (e) The reporting person ceased to be the owner of at least five percent (5%) on February 6, 2001.


              (The remainder of this page intentionally left blank)


                               (Page 4 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: February 7, 2001

                                               The Second Cup Ltd.


                                               By:   /s/ Douglas S. Moffatt
                                                     ---------------------------
                                               Name: Douglas S. Moffatt
                                               Its:  Senior Vice President and
                                                     Chief Financial Officer



                               (Page 5 of 5 Pages)